Exhibit 99.1

EROS INTERNATIONAL INDEPENDENT NON-EXECUTIVE DIRECTOR GREG COOTE PASSES AWAY

London, UK - June 30, 2014 - With great sadness, the Board of Directors of Eros International (NYSE: EROS) announced that Mr. Greg Coote, a non-executive and independent member of the Eros International Board of Directors, has passed away. He was a valued leader in the international film and television industry.

Kishore Lulla, Director and Executive Chairman of Eros International stated, "We will greatly miss Greg’s contributions and insights.  His meaningful experience and vision for the future of the international film industry has helped us greatly during his tenure on our Board.  We extend to Greg’s family and friends our sympathies and condolences. We honor his memory."

About Eros International, Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has an extensive and growing movie library comprising of over 2,300 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. For further information please visit: www.erosplc.com

Contact:

Mark Carbeck

Chief Corporate and Strategy Officer

Eros International Plc

+44 207 258 9909

mark.carbeck@erosintl.com

Erica Bartsch

Sloane & Company

212-446-1875

ebartsch@sloanepr.com